 Exhibit 99.1

REPORT OF VOTING RESULTS

In accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the annual meeting of shareholders of NXT Energy Solutions Inc. (the Company) held on June 25, 2019 (the Meeting). A detailed description of the business of the Meeting is contained in the Information Circular dated May 10, 2019 (the Information Circular) available on the Canadian Securities Administrator's System for Electronic Document Analysis and Retrieval at www.sedar.com.

An aggregate of 51,018,855 common shares in the capital of the Company (being 74.40% of the common shares eligible to be voted at the Meeting) were represented at the Meeting.

The vote on each matter was conducted by ballot, except for matters #1 and #3 on which the votes were conducted by way of show of hands. The manner in which the proxies were voted or ballots cast, as applicable, in respect of each matter is set out below.

	Description of Matter	Outcome	For	Against / Withheld
1.	Ordinary resolution to set the number of directors to be elected at the Meeting at five (5)	Carried	-	-
2.	The election of the following as directors of the Company to hold such office until the next annual meeting of shareholders or until their successors are duly elected or appointed:
	➢ George Liszicasz	Carried	93.09%	6.91%
	➢ Charles Selby	Carried	88.54%	11.46%
	➢ John Tilson	Carried	90.09%	9.91%
	➢ Thomas E. Valentine	Carried	89.16%	10.84%
	➢ Bruce G. Wilcox	Carried	90.17%	9.83%
3.	Ordinary resolution to appoint KPMG LLP, Chartered Professional Accountants, as the auditors of the Company for the ensuing year at a remuneration to be determined by the board of directors of the Company	Carried	-	-
4.	Ordinary resolution to approve the Warrant Extension Resolution, the full text of which is reproduced as Schedule "A" to the Information Circular.*	Carried	92.55%	7.45%
5.	Ordinary resolution to approve the Unallocated Options Resolution, the full text of which is reproduced as Schedule "B" to the Information Circular.	Carried	93.13%	6.87%
6.	Ordinary resolution to approve the Deferred Share Unit Plan Resolution, the full text of which is reproduced as Schedule "C" to the Information Circular.	Carried	94.11%	5.89%

*
This vote was conducted on a disinterested basis (i.e. excluding shares voted by interested shareholders)